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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.    )*



                            JB OXFORD HOLDINGS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 Not Applicable
               ----------------------------------------------------
                                 (CUSIP Number)


  Robert T. Tucker, Esq.                       with a copy to:
  61 Purchase Street                           James W. Loss, Esq.
  Rye, NY 10580                                Riordan & McKinzie
  (914) 967-8105                               695 Town Center Drive, Suite 1500
                                               Costa Mesa, California 92626
                                               (714) 433-2626
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  May 16, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 7


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                                  SCHEDULE 13D


CUSIP No. Not Applicable                                    Page 2 of 7 Pages
- ------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Arabella, S.A.

- ------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [ ]
- ------------------------------------------------------------------------------
   3    SEC USE ONLY

- ------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
- ------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

- ------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg
- ------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              462,000
                       -------------------------------------------------------
   NUMBER OF SHARES       8   SHARED VOTING POWER
                       -------------------------------------------------------
  BENEFICIALLY OWNED
                              -0-
          BY
                       -------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER

   REPORTING PERSON
                              462,000
         WITH
                       -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              -0-
- ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        462,000
- ------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                        [ ]

- ------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%
- ------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO (See Item 2)
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D (this "Schedule") relates to the purchase of 462,000 shares of common stock, $.01 par value per share, (the "Securities"), of JB Oxford Holdings, Inc., a Utah corporation (the "Issuer"), having its principal executive offices at 9665 Wilshire Boulevard, Suite 300, Beverly Hills, California 90212.


Item 2.  Identity and Background.
         -----------------------

         This Schedule is filed on behalf of Arabella, S.A., a Luxembourg corporation (the "Purchaser"). Purchaser is an investment company with its principal address at RCB49756 35, rue Glesener, L - 1631 Luxembourg.

         During the last five years the Purchaser has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Securities were acquired by Purchaser through a series of open-market transactions on May 16, 1996. The purchase price paid for the Securities was $1,557,003.10 (the "Purchase Price"), all of which was paid out of Purchaser's own working capital. No part of the Purchase Price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.


Item 4.  Purpose of Transaction.
         ----------------------

         The Purchaser has acquired the Securities solely for investment purposes and not for the purpose of changing or influencing the control of the Issuer.

         The Purchaser presently has no plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities, or disposition of securities, of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;





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         (c)     The sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any similar action to any of those enumerated above.

         The Purchaser intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, the Purchaser will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional securities, including Common Stock of the Issuer, either in the open market or in privately negotiated transactions, or selling the Securities, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by the Purchaser alone or with other persons.

Item 5.  Interest in Securities of The Issuer.
         ------------------------------------

         (a) As of February 29, 1996 there were 8,655,205 shares of the Issuer's Common Stock outstanding, which is the number of outstanding shares reported by the Issuer on its annual report on Form 10-K, for the year ended December 31, 1995 (the "Form 10-K"). Based on the Form 10-K, the Purchaser is currently the beneficial owner of 462,000 shares, or 5.3% of the outstanding Common Stock of the Issuer.





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         (b)     Purchaser has both sole voting and dispositive power over the
Securities.

         (c) Other than the purchases of the Securities described in Item 3 herein, no other transactions by the Purchaser with respect to the Securities were effected during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of The Issuer.
         ---------------------------

         Not applicable.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 24     Power of Attorney.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1996

                                             ARABELLA, S.A.
                                             a Luxembourg corporation


                                             By: /s/ ROBERT T. TUCKER
                                                 ------------------------------
                                                 Robert T. Tucker
                                                 Attorney-in-fact





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